Exhibit F

TTY for Mysk: Conference in December 2023 at the booth of Mysk.

TTY for Mysk: www.myskgrowthfund.com

TTY for Mysk: https://invest.caravanfunds.com/offering/mysmys/details

Test The Water disclaimer

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Mercy Without Limits
CHANGE A CHILD'S LIFE TODAY.
CARAVAN FUNDS
Exclusive Opportunity to Invest
Halal Lifestyle Resort in Orlando, Florida
mysk
FOR AS LOW AS 10K USD - OWN A PIECE OF MYSK
Experience returns on your investment as we create Orlando's most Muslim-friendly resort just minutes from Disney!
Walt Disney World.
AMERICA'S MOST VISITED CITY!
75 Million People Visit Orlando Every Year!
www.caravanfunds.com/mysk


MYSK GROWTH FUND
Invest In Mysk
INVEST IN NORTH AMERICA'S FIRST CONSERVATIVE LIFESTYLE HOTEL & CONDOMINIUM COMPLEX IN ORLANDO, FLORIDA *
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Testing the Waters legal disclosure *

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No [illegible]


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Crowdfunding a $5M fund (max), with investment starting from $3000.*
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TIME REMAINING
148 Days 03 Hours 43 Mins

MYSK Luxury Vacation Condos in Orlando, FL (TTW)

$375K
offering size

EXPRESS INTEREST

Mysk Orlando Growth Funds LLC

REG CF | 8298 W Irlo Bronson Memorial Hwy Kissimmee, FL 34747

$375K	$5M	$375K
Minimum Offering Size	Maximum Offering Size	Target Offering Size

OFFER DETAILS | Q & A

Testing the waters legal disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the appropriate Form with SEC is filed and only through Caravan Fund's platform. Any indication of interest involves no obligation or commitment of any kind. Illustrations are used for marketing purposes only and are subject to change without notice.

Disclaimers

Offering Subjected to Change: This Offering Page is to help us gauge investor interest. Any and all parts of Offering may change in future.

Minimum Investment: The minimum investment amount is an anticipated threshold and is subject to change upon filing and qualification by the SEC.

Suitability: Both accredited and unaccredited investors may express interest. Final investor suitability requirements will be determined upon SEC qualification.

Investment Objective: The primary objectives are income and equity growth. These objectives are based on current market conditions and may vary.

Anticipated Distributions: Distributions are expected to be made quarterly, starting approximately 12-16 months after the close of the offering, depending on the performance and profitability of the investment.

Anticipated Minimum Hold: The anticipated minimum hold period is 4 years, but actual holding periods may vary based on market conditions and other factors.

Offering Summary

Mysk Orlando Growth Fund, LLC ("the Company") is buying a portfolio of luxury condominiums ("the Property") at a 12% discounted presale value in North America's first conservative lifestyle Hotel & Condominium Resort. Located at 8298 W Irlo Bronson Memorial Hwy Kissimmee, FL 34747, this property is about 5 miles away from Disney World. The Company intends to take possession of the condominiums in 18-24 months, fully furnish, manage and run the condominiums as premier, luxury vacation rentals for 2-4 years after taking possession, and sell